UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021
Commission File Number: 001-38442

IBEX LIMITED
(Translation of registrant’s name into English)

CRAWFORD HOUSE, 50 CEDAR AVENUE
HAMILTON HM11, BERMUDA
(441) 295-6500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

☒ Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Appointment of senior management

IBEX Limited (the “Company”) announced a new appointment to its senior management. The press release announcing the appointment is attached as Exhibit 99.1 hereto.

Exhibit

Exhibit 99.1	Press release, dated August 11, 2021, entitled “ibex Names Daniel Bellehsen Executive Vice President of Investor Relations and Corporate Development”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021	IBEX LIMITED

By: /s/ Robert T. Dechant
Name: Robert T. Dechant
Title: Chief Executive Officer